

UNITED STATES
SECURITIES AND EXCHANGE COMM
Washington, D.C. 20549




11020024

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAR 01 2011

Washington, DC
110

SEC FILE NUMBER
8- 67807

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradingScreen Brokerage Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___30 Irving Place, 4th Floor___
                    (No. and Street)

___New York___   ___NY___   ___10003___
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Paul Ebert___   ___(212) 485 - 5982___
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Mayer Hoffman McCann CPAs___
                    (Name – if individual, state last, first, middle name)

___1065 Avenue of the Americas___   ___New York___   ___NY___   ___10018___
         (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Paul Ebert_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____TradingScreen Brokerage Services, LLC_____ , as
of _____December 31_____ , 2010 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Financial Operations Principal_____
Title

HEMALA RAMGAHAN
No. 01RA6195921
Notary Public, State of New York
Qualified in Kings County
My Commission Expires Nov 3, 2012

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)

Index

	Page
Independent Auditor's Report	1
Statement of Financial Condition as of December 31, 2010	2
Notes to Statement of Financial Condition	3-4
Supplementary Information	5
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2010	6


INDEPENDENT AUDITOR'S REPORT

To the Member of
TradingScreen Brokerage Services, LLC
(A Limited Liability Company)

We have audited the accompanying statement of financial condition of TradingScreen Brokerage Services, LLC (a limited liability company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TradingScreen Brokerage Services, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained on page 6 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

Mayer Hoffman McCann CPAs

New York, New York
February 28, 2011

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2010

ASSETS

Current assets:	
Cash	$ 296,159
Prepaid expenses and other current assets	295
	$ 296,454

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:	
Due to parent (Note 3)	$ 54,150
Accounts payable	12,000
Total current liabilities	66,150
Member's capital	230,304
	$ 296,454

See accompanying notes.

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
Notes to Statement of Financial Condition

Note 1 - Nature of Business

TradingScreen Brokerage Services, LLC (a limited liability company) (the "Company") was organized in Delaware on December 14, 2006 and serves as a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company has been approved to refer institutional customers to other registered broker-dealers. The Company is a wholly-owned subsidiary of TradingScreen, Inc. (the "Parent").

Because the Company is a limited liability company, no member, director, manager, agent or employee of the Company is personally liable for the debts, obligations or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any member, director, manager, agent or employee of the Company.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

A limited liability company is not a tax paying entity at the corporate level. Each member is individually responsible for their share of the Company's income or loss for income tax reporting purposes.

Note 3 - Related Party Transactions

The Company has entered into an expense sharing agreement with its Parent whereby certain indirect costs of the Parent, such as rent, administrative expense and audit fees, are allocated to the Company. The Company owes its Parent $54,150 at December 31, 2010, which is unsecured, non-interest bearing and due on demand.

Note 4 - Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company has net capital and net capital requirements of $230,009 and $5,000, respectively. The Company's net capital ratio was 0.29 to 1.

Note 5 - Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(i), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all the accounts for such customers.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through February 28, 2011, which is the date the statement of financial condition was available to be issued.

SUPPLEMENTARY INFORMATION

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
(Supplementary Information)
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2010

Computation of net capital

Total member's capital	$ 230,304
Less non-allowable assets:	
Prepaid expenses and other current assets	(295)
Net capital	$ 230,009

Computation of basic net capital requirements

Minimum net capital required	$ 4,410
Minimum net capital requirements of reporting broker/dealer	$ 5,000
Net capital requirements	$ 5,000
Excess net capital	$ 225,009
Excess net capital at 1000%	$ 223,394
Computation of aggregate indebtedness (A.I.):	
Total A.I. liabilities	$ 66,150
Percentage of aggregate indebtedness to net capital	28.76%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5
There are no material differences between the above computation and
the computation included in the Company's corresponding unaudited
FOCUS X-17A-5 Part IIA filing.

See independent auditor's report.

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2010

"Public"